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------                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION                         ------------------------------
FORM 4                                   WASHINGTON, D.C. 20549                                                 OMB APPROVAL
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                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           OMB Number:          3235-0287
[ ] Check this box if no                                                                              Expires:    September 30, 1998
    longer subject to         Filed pursuant to Section 16(a) of the Securities                       Estimated average burden
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                          hours per response.........0.5
    or Form 5 obligations         Public Utility Holding Company Act of 1935                          ------------------------------
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Stanton        John              W.           VoiceSream Wireless Corporation (VSTR)        to Issuer (Check all applicable)
--------------------------------------------   ----------------------------------------------    X  Director          10% Owner
    (Last)        (First)         (Middle)     3. IRS or Social Security  4. Statement for      ----              ---
    Western Wireless Corporation                  Number of Reporting        Month/Year          X  Officer (give     Other (specify
    3650 131st Avenue SE, Ste. 400                Person (Voluntary)         12/1999            ---- title below) --- below)
--------------------------------------------                              -------------------
                  (Street)                                                5. If Amendment,      Chairman, Director and Chief
    Bellevue       WA               98006                                    Date of Original   Executive Officer
--------------------------------------------                                 (Month/Year)       ------------------------------------
    (City)        (State)           (Zip)                                                    7. Individual or Joint/Group Filing
                                                                          -------------------   (Check Applicable Line)
                                                                                                  X   Form filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More Than
                                                                                                ----  One Reporting Person
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                                     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                           ---------------------------------------------------------------------------------------------------------
 1. Title of Security      2. Trans-   3. Trans-    4. Securities Acquired (A)  5. Amount of       6. Ownership  7. Nature of
    (Instr. 3)                action      action       or Disposed of (D)          Securities         Form:         Indirect
                              Date        Code         (Instr. 3, 4 and 5)         Beneficially       Direct        Beneficial
                                          (Instr. 8)                               Owned at           (D) or        Ownership
                             (Month/                                               End of Month       Indirect      (Instr. 4)
                              Day/    --------------------------------------       (Instr. 3 and 4)   (I)
                              Year)   Code   V      Amount   (A) or    Price                          (Instr. 4)
                                                             (D)
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Common Stock                12/3/99     G    V      50,000    D                                           D
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Common Stock                12/3/99     G    V      50,000(3) D                    2,930,106.00(1)        D
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Common Stock                                                                             50,000(3)        I         By foundation
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Common Stock                           (2)                                         1,686,069.00           I         By PN Cellular,
                                                                                                                    Inc.
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Common Stock                           (2)                                         1,274,518.00           I         By Stanton
                                                                                                                    Communications
                                                                                                                    Corp.
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Common Stock                           (2)                                           164,437.00           I         By Trust
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (7-96)

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4     Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
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                                                    Code  V     (A)     (D)    Date    Expira-    Title   Amount or
                                                                               Exer-   tion               Number of
                                                                               cisable Date               Shares
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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Explanation of Responses:

1. 45,000 shares held by reporting person and 13,333 shares held by spouse, Theresa E. Gillespia, both pursuant to Restricted Stock
Award.

2. Pursuant to a spin-off of VoiceStream Wireless Corporation ("VoiceStream") by Western Wireless Corporation ("Western Wireless")
on May 3, 1995, Western Wireless distributed to its shareholders on a tax-free basis one share of VoiceStream common stock for each share of Western Wireless common stock owned at the time of the spin-off. No additional consideration was paid for such VoiceStream common stock.

3. Shares held by foundation for which reporting person is a trustee.

**Intentional misstatements or omissions of facts constitute Federal Criminal
Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                               /s/ JOHN STANTON                12/9/99
Note: File three copies of this Form, one of which must be manually signed.       -------------------------------    ---------------
If space is insufficient, see Instruction 6 for procedure.                        **Signature of Reporting Person    Date
Potential persons who are to respond to the collection of information                                                    Page 2
contained in this form are not required to respond unless the form                                                   SEC 1474 (7-96)
displays a currently valid OMB Number.

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